

June 6, 2012

Via E-mail
James D. Frias
Chief Financial Officer
Nucor Corporation
1915 Rexford Road
Charlotte, North Carolina 28211

> **RE:** **Nucor Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No 1-04119**

Dear Mr Frias:

We have reviewed your response letter dated May 17, 2012, and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 8

Our operations are subject to business interruptions and casualty losses, page 12

1. In response to comment one of our letter dated April 23, 2012, you state that a particularly significant risk to an investment in Nucor is the risk of material damage to your physical assets from the occurrence of various unplanned events; however, you do not believe that the risk to an investment in Nucor relating to your information technology systems, including potential cyber attacks or failures, is significantly different from the same risks faced by an investor in most manufacturing and other comparable businesses operating in the United States today. Please advise us of your experience with any cyber incidents in the past and any consequences that you have suffered.

Note 10 – Equity Investments, page 51

2. We have read your response to comment 3 from our letter dated April 23, 2012. In future filings, please expand your disclosure to include the approximate term of your guarantees and the events or circumstances that would require you to perform under your guarantees. Refer to ASC 460-10-50-4 for guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

3. The estimated fair value of your investment in Duferdofin Nucor approximated carrying value as of December 31, 2011. During the three months ended March 31, 2012, increased losses at Duferdofin Nucor were primarily responsible for equity method investment losses of $6.7 million. Given that an impairment charge could be material to your operations, in future filings please disclose examples of triggering events that would require you to test your investment for impairment and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test. This disclosure will allow investors to assess the probability of a future material impairment charge. Refer to S-K 303(a)(3)(ii), which requires a description of a known uncertainty and Section V of Interpretive Release No. 33-8350, which states that under the existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company's critical accounting measurements. Please provide us with your proposed future disclosure.

    You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief